SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

B COMMUNICATIONS LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

B COMMUNICATIONS LTD.

99.1	Press release: B Communications Announces Closing of $800 Million Aggregate Principal Amount of Senior Secured Notes Due 2021

99.2
Indenture for 7 3/8% Senior Secured Notes due 2021 with B Communications Ltd. as the Issuer, B Communications (SP1) Ltd. and B Communications (SP2) Ltd. as Guarantors, Mishmeret Trust Company Ltd. as Trustee, Mishmeret Trust Company Ltd. as Security Agent and B Communications Ltd. as Paying Agent and Registrar dated as of February 19, 2014

99.3
Intercreditor Agreement dated February 19, 2014 between Mishmeret Trust Company Ltd. as the Notes Trustee, the Hedge Counterparties, B Communications Ltd. as the Issuer, the Original Debtors, certain subsidiaries of the Issuer as the Subsidiary Guarantors, Mishmeret Trust Company Ltd. as the Security Agent and Others

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: February 19, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press release: B Communications Announces Closing of $800 Million Aggregate Principal Amount of Senior Secured Notes Due 2021
99.2
Indenture for 7 3/8% Senior Secured Notes due 2021 with B Communications Ltd. as the Issuer, B Communications (SP1) Ltd. and B Communications (SP2) Ltd. as Guarantors, Mishmeret Trust Company Ltd. as Trustee, Mishmeret Trust Company Ltd. as Security Agent and B Communications Ltd. as Paying Agent and Registrar dated as of February 19, 2014

99.3
Intercreditor Agreement dated February 19, 2014 between Mishmeret Trust Company Ltd. as the Notes Trustee, the Hedge Counterparties, B Communications Ltd. as the Issuer, the Original Debtors, certain subsidiaries of the Issuer as the Subsidiary Guarantors, Mishmeret Trust Company Ltd. as the Security Agent and Others